August 15, 2017

Via EDGAR and FedEx

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall

Office of Natural Resources

Division of Corporation Finance

Re:	Lonestar Resources US Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 11, 2017
Form 8-K/A filed July 10, 2017
File No. 1-37670

This letter sets forth the responses of Lonestar Resources US Inc. (the “Company” or “we”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 4, 2017 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on July 11, 2017 (the “Proxy Statement”) and the Company’s Form 8-K/A (File No. 1-37670) filed on July 10, 2017 (the “Form 8-K/A”). Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Preliminary Proxy (“Amendment No. 1”). We are separately furnishing the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the Proxy Statement.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response. Page numbers referenced in the responses refer to page numbers in Amendment No. 1. Capitalized terms used but not defined in this letter have the meanings set forth in Amendment No. 1.

Staff Comments

Preliminary Proxy Statement on Schedule 14A

Proposal 1 – Approval of the Issuance of Class A Common Stock Issuable Upon the Conversion of Series A Stock, page 8

August 15, 2017

1.	We note that you utilized the proceeds from the issuance of Series A-1 and A-2 Convertible Preferred Stock to Chambers Energy Capital III, LP to finance a substantial portion of the cash consideration for the acquisition of assets from SN Marquis LLC (“Marquis”) and Battlecat Oil & Gas, LLC (“Battlecat”). As a result, it appears that the issuance of the shares of Class A Voting Common Stock issuable upon conversion of the Series A Stock covered by this proposal is in furtherance of the acquisition of the Marquis and Battlecat assets. Since your stockholders are not separately provided an opportunity to vote on the above-referenced acquisitions, it appears that you must provide the disclosures required by Item 14 of Schedule 14A regarding the transactions. Refer to Note A of Schedule 14A. For additional guidance, please also refer to interpretation 9S. under the caption “Proxy Rules and Schedule 14A” in the March 1999 Interim Supplement to Publicly Available Telephone Interpretations, available on our website at https://www.sec.gov/interps/telephone/phonesupplement1.htm. Please revise to provide all such information or, alternatively, explain why you believe such disclosure is not required.

Response: The Company respectfully advises the Staff that the Company previously considered the instructions in Note A to Schedule 14A and the relevant interpretation 9S. in determining whether to include the disclosures required by Item 14 of Schedule 14A in the Proxy Statement. After review and consideration, the Company determined, and continues to believe, that the instruction is inapplicable to the stockholder vote to approve the issuance of shares of Class A Common Stock upon conversion of all shares of the Company’s existing Series A-1 Convertible Participating Preferred Stock (“Series A-1 Preferred Stock”) and Series A-2 Convertible Participating Preferred Stock (“Series A-2 Preferred Stock”, and together with Series A-1 Preferred Stock, “Series A Preferred Stock”) (upon their conversion to shares of Series A-1 Convertible Participating Preferred Stock) (the “Underlying Common Stock Issuance”) and that the information required by Item 14 is not material to, and could potentially mislead, its stockholders in connection with the vote on the proposal to approve the Underlying Common Stock Issuance ( “Proposal 1”).

A. The acquisitions of the Marquis and Battlecat assets closed on June 15, 2017, irrespective of the conversion mechanism in the Certificates of Designations for the Series A Preferred Stock or stockholder approval of Proposal 1.

The Company respectfully submits that the stockholder vote on the Underlying Common Stock Issuance is a separate matter from the acquisition of the Marquis and Battlecat assets (the “Acquisitions”) and should not be considered a part of the Acquisitions. The outcome of the stockholder vote on the Underlying Common Stock Issuance (either for or against) will have no impact on the completed Acquisitions, which closed on June 15, 2017. Whether or not the shares of Series A Preferred Stock are ultimately converted into shares of Class A Common Stock, the Acquisitions and their funding, are already complete in all respects. The Company’s stockholders will not vote on whether to approve the Acquisitions or their funding, and the Company is neither required, nor does it intend, to solicit the approval of its stockholders to determine whether the Acquisitions will occur. As of the closing date of the Acquisitions, the Company irrevocably became the legal owner of all right, title and interest in and to the acquired assets without regard to any future events or contingencies.

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B. The information contemplated by Item 14 of Schedule 14A is inapplicable to the decision to be made by the stockholders on Proposal 1, and the inclusion of such information in the Proxy Statement may instead cause confusion.

As discussed above, the approval of, or failure to approve, Proposal 1 by the Company’s stockholders can have no effect on the already consummated Acquisitions or the financing thereof. The information contemplated by Item 14 of Schedule 14A, therefore, is not relevant to the decision now before the Company’s stockholders (whether or not the Series A Preferred Stock may ultimately be converted into Class A Common Stock in accordance with the terms of the Series A Preferred Stock Certificates of Designation). Consequently, the Company believes that the inclusion of such information in the Proxy Statement may instead cause confusion about the nature of Proposal 1 and mislead stockholders to believe that a vote against Proposal 1 is a vote against the consummation of the Acquisitions.

C. Item 14 to Schedule 14A is not implicated based on the specific facts and circumstances present here. The already completed Acquisitions were in no way conditioned upon the conversion of the shares of Series A Preferred Stock that were issued in order to finance the Acquisitions.

Note A to Schedule 14A provides that, when a solicitation on one matter implicates another matter for which Schedule 14A requires separate disclosure, the proxy statement must include the information for the other matter:

A.	Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.

In particular, as indicated above, Note A provides that a solicitation to authorize the issuance of additional securities is also a solicitation with respect to an acquisition “where a solicitation of security holders is for the purpose of approving the authorization of additional securities [i] which are to be used to acquire another specified company, and [ii] the registrants’ security holders will not have a separate opportunity to vote upon the transaction.”

This example contained within Note A is wholly inapplicable to the specific facts and circumstances present with respect to the Company’s completed Acquisitions and the financing related thereto:

•

The Company is not seeking approval for an issuance of shares “to be used to acquire another specified company,” or, in the case of the Acquisitions, specified assets. The Acquisitions closed on June 15, 2017, as discussed above. As a result, the Acquisitions and the related financing transactions are already complete. They have occurred

August 15, 2017

irrespective of the outcome of any future stockholder vote regarding convertibility of the Series A Preferred Stock. The stockholder vote can have no effect—and will have no effect—on whether the Acquisitions will occur. As a result, the conversion of the Series A Preferred Stock into Class A Common Stock, if approved by the Company’s stockholders, is an event wholly unrelated to the consummation of the Acquisitions themselves.

•	Unlike the example given in Note A, the fact that the Company’s security holders will not have a separate opportunity to vote upon the Acquisitions is not relevant here because (i) the shares of Series A Preferred Stock issued to finance the Acquisitions were already authorized for issuance under the Company’s certificate of incorporation and (ii) the occurrence of the Acquisitions were in no way conditioned or dependent upon an affirmative vote of the stockholders on an ancillary matter constituting a direct or indirect condition precedent to the completion of the Acquisitions. As a result, the Company’s solicitation for approval of the Underlying Common Stock Issuance upon the conversion of Series A Preferred Stock is not a solicitation with respect to either the Acquisitions or the financing thereof, and is neither similar nor analogous to the example given in Note A.

Under the Company’s organizational documents, Delaware law and the listing rules of the NASDAQ, the Company and its board of directors had the authority, without stockholder approval, to issue the shares of Series A Preferred Stock and to consummate the Acquisitions with the proceeds therefrom without stockholder approval. In that respect, the vote on the conversion of Series A Preferred Stock (Proposal 1) is fundamentally different from the example described in Note A to Schedule 14A. In that example, stockholder approval of the increase in authorized securities was needed to complete the acquisition as structured and if the stockholders had failed to approve the authorization of additional securities the acquisition could not have been completed as structured. Here, the Company had a sufficient number of authorized shares of Series A Preferred Stock to effect the private placement of the Series A Preferred Stock in connection with the Acquisitions and did not need stockholder approval, under its certificate of incorporation, Delaware law, NASDAQ rules or otherwise, to issue those securities in order to finance the Acquisitions. In addition, at the time of the issuance of the Series A Preferred Stock, the Company had a sufficient number of authorized shares of Class A Common Stock to effect the Underlying Common Stock Issuance, to the extent it occurs.

Proposal 1 instead relates to a separate matter: the stockholders’ right under NASDAQ rules to decide whether those authorized shares of Class A Common Stock representing 20% or greater of the Company’s outstanding Class A Common Stock may be issued in in connection with the conversion of the Series A-1 Preferred Stock issuable upon conversion of the outstanding shares of Series A-2 Preferred Stock, or whether shares of Series A-2 Preferred Stock will remain outstanding.

None of the Series A-2 Certificate of Designation or the definitive agreements for the Acquisitions in any way require the conversion of Series A-2 Preferred Stock to Series A-1 Preferred Stock, which are then convertible to Class A Common Stock, to occur either as a condition precedent or as a condition subsequent to the completed Acquisitions. Indeed, the

August 15, 2017

Series A-2 Certificate of Designations expressly contemplates that the shares of Series A-2 Preferred Stock may never be converted and may instead remain outstanding as preferred equity interests in perpetuity or until their redemption. For example, the Series A-2 Certificate of Designation provides that if the approval of the Proposal is not obtained at the Special Meeting and Stockholder Approval has not been otherwise obtained by December 15, 2017, the dividend rate for Series A-2 Preferred Stock will automatically increase by 5% per annum and by an additional 0.5% each quarter thereafter until the Stockholder Approval is obtained, up to a maximum Dividend Rate of 20.0% per annum.

This is a critical distinction that makes Note A inapplicable to the present circumstances. The conversion of the Series A-2 Preferred Stock is contingent on the outcome of Proposal 1, but the Company’s right to retain the proceeds from their issuance (or the assets acquired in the Acquisitions) is not. Whether or not the shares of Series A-2 Preferred Stock are ultimately converted into Series A-1 Preferred Stock (and, in turn, shares of Class A Common Stock), the Acquisitions, and their financing, are complete and the stockholders of the Company have no right to approve or disapprove of those transactions.

In addition, interpretation 9S. under the caption “Proxy Rules and Schedule 14A” in the March 1999 Interim Supplement to Publicly Available Telephone Interpretations, is not applicable to the Acquisitions. The interpretation makes clear that the example provided in Note A is applicable even when the securities to be issued will be sold in a public offering for cash to finance the transaction. That interpretation has no bearing on the facts related to the issuance of Series A Preferred Stock, which involved a private placement, nor does it change the Company’s conclusion that Note A is not applicable to the Company’s preferred stock issuance.

Because the conversion of the Series A-2 Preferred Stock into Series A-1 Preferred Stock is distinct and separate from the Acquisitions, the stockholder vote on the Proposal is not an action taken with respect to an acquisition of the assets of a business. As a result, the Proxy Statement is not required to comply with Item 14 of Schedule 14A and the information required by Item 14 is inapplicable to the decision to be made by the Company’s stockholders at the special meeting, and may in fact cause confusion regarding the nature of the Proposal.

2.	Since the combined shares of Class A Common Stock issuable upon conversion of all shares issued in connection with the Marquis and Battlecat acquisitions and the related Chambers financing would equal 126% of your outstanding Class A Common Stock, please expand your disclosure to describe the general effect upon the rights of existing security holders of the transactions described, particularly the dilutive impact of the issuance of Class A Common Stock issuable upon conversion.

Response: The Company advises the Staff that the Company added disclosure on page 11 of Amendment No. 1 under “Descriptions of Preferred Stock—Effect of Proposal on Current Stockholders,” describing the general effect upon the rights of existing security holders of the transactions described, particularly the dilutive impact of the issuance of Class A Common Stock issuable upon conversion.

August 15, 2017

Form 8-K/A filed on July 10, 2017

3.	We note that you have filed financial statements and pro forma financial information related to the interests acquired from Marquis. Please tell us whether you are planning to file the historical financial statements and related pro forma financial information for the assets acquired from Battlecat pursuant to Item 3-05 and Article 11 of Regulation S-K. If not, please explain your rationale and submit the significance test calculations you have relied upon in formulating your position.

Response: The Company respectfully advises the Staff that the Company determined that historical financial statements and pro forma financial information with respect to the assets acquired from Battlecat (the “Battlecat Properties”) are not required under Rule 3-05 (“Rule 3-05”) and Article 11 of Regulation S-X.

The majority of the properties acquired from Battlecat constitute undeveloped acreage as opposed to producing properties. Based on internal reserve estimates, only approximately 19% of the proved reserves are developed. Additionally, we believe, as demonstrated by the number of identified drilling locations, that there is additional resource potential beyond our internally estimated proved reserves. Accordingly, the vast majority of the purchase price was related to the undeveloped acreage as opposed to the producing properties. Of the $60 million aggregate purchase price for the Battlecat Properties, approximately $48.5, or 81% of the aggregate purchase price, was for undeveloped acreage, while only approximately $11.5 million, or 19% of the aggregate purchase price, was for the producing wells.

We understand that the Staff is of the view that an acquisition of an interest in producing oil or natural gas properties is considered by the Staff to be the acquisition of a “business” pursuant to S-X 11-01(d) for which pre-acquisition financial statements are required if significant. We believe that the acquisition of undeveloped acreage with no associated production is not an acquisition of a “business” for purposes of Rule 3-05, which is consistent with Section 2065.11 of the Staff’s Financial Reporting Manual, which provides that “[a]n acquisition of an interest in a producing oil or natural gas property is considered by the staff to be the acquisition of a business pursuant to S-X 11-01(d) for which pre-acquisition financial statements are required if significant.” We believe that it is not appropriate to characterize the undeveloped assets of the Battlecat Properties as a “business” for purposes of Rule 3-05 and have therefore performed the significance tests required by Rule 3-05 with respect to only the working interests in producing oil or natural gas properties to be acquired. Accordingly, we performed the asset, investment and pre-tax net income significance tests required to be performed under Rule 3-05 with respect to the portion of the Battlecat Properties that constitutes a “business” for purposes of S-X 11-01(d). Each of the tests resulted in a significance level lower than 20 percent. Please see below for a summary of the significance calculations.

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Asset Test

	Acquired Businesses’ Total Assets	Company’s Consolidated Total Assets	Asset Test Significance
Battlecat—Working Interests in Producing Properties	11,520,000	459,109,000	3%

Investment Test

	Purchase Price of the Acquired Businesses	Company’s Consolidated Total Assets	Investment Test Significance
Battlecat—Working Interests in Producing Properties	11,520,000	459,109,000	3%

Income Test

	Income from Continuing Operations	Company’s Income From Continuing Operations(1)	Income Test Significance
Battlecat—Working Interests in Producing Properties	2,160,000	66,930,000	3%

(1)	Amount reflects the absolute value of the Company’s Loss from Continuing Operations for Fiscal Year 2016

The assets acquired from Marquis (the “Marquis Properties”), on the other hand, consisted of significantly more producing oil and natural gas properties than the Battlecat Properties. Accordingly, while the asset and investment tests for the Marquis Properties resulted in significance levels lower than 20%, the income test resulted in a significance level of 24%. The increased amount of producing oil and natural gas properties (and thus increased amount of revenue) associated with the Marquis Properties relative to the Battlecat Properties explains why we determined the acquisition of the Marquis Properties triggered the obligation to provide financial statements under Rule 3-05 and the acquisition of the Battlecat Properties did not, despite the Marquis Properties having a smaller aggregate purchase price of approximately $50 million compared to the approximately $60 million for the Battlecat Properties.

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August 15, 2017

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel, David J. Miller, at Latham & Watkins LLP, at (713) 546-7463.

Sincerely, Lonestar Resources US Inc.

/s/ Frank D. Bracken III
Frank D. Bracken III
Chief Executive Officer

Cc:	J. Michael Chambers
Latham & Watkins LLP

David J. Miller
Latham & Watkins LLP